SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 39)

Cornerstone Strategic Value Fund
(CLM)

Common Stock
(Title of Class of Securities)

21924B104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.


















ITEM 1	Security and Issuer
		Common Stock
		Cornerstone Strategic Value Fund
		Cornerstone Advisors, Inc.
		383 Madison Ave.
		New York, NY  10179
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of CLM on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
a) KIM has purchased Shares for investment purposes.  Being
a Closed-End Fund Specialist  the profile of CLM fit the
investment guidelines for various Accounts.  Shares have been acquired since October 23, 1989.
b)  Although originally purchased for investment purposes only, due to the Fund?s poor performance and the wide discount to net asset value, we intend to influence management with the intent of narrowing or eliminating the discount to net asset value.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this report KIM owns 520,855 shares, which represents 13.69% of the outstanding Shares. Karpus Investment
Management Profit Sharing Plan owns 4,250 shares. 200 purchased on June 24, 1993 at $9.125, 400 purchased on August 26, 1993 at
$9.875, 300 purchased on January 29, 1998 at $10.25, 500 purchased on April 29, 1999 at $13.125, December 11, 2000 at $10.65 per share
(1000 shares), December 20 at $10.75 per share (500 shares), and September 28, 2001 at $6.40 per share (1500 shares). On March 27,
2000 150 shares were sold at $14.20 per share. Dana R. Consler currently owns 800 shares purchased on May 7, 2001 at $8.18 per share. None of the other principals of KIM currently owns any shares.
b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c) The first open market purchase occurred on October 23, 1989
Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
10/1/2002
-175
5.35

11/1/2002
-700
5.61
10/2/2002
-1225
5.37

11/4/2002
-200
5.8
10/7/2002
300
5.3

11/12/2002
-550
5.8
10/10/2002
-5000
5.06

11/13/2002
-900
5.61
10/10/2002
-900
5

11/13/2002
800
5.6
10/11/2002
-5000
5.26

11/14/2002
-4000
5.77
10/14/2002
-2400
5.35

11/14/2002
3000
5.73
10/16/2002
-850
5.55

11/18/2002
-1500
5.81
10/17/2002
-1100
5.71

11/19/2002
-400
5.8
10/18/2002
-500
5.8

11/21/2002
-400
5.9
10/18/2002
400
5.75

11/25/2002
-225
5.89
10/18/2002
-450
5.62

11/26/2002
-1625
5.84
10/21/2002
-400
5.5

11/27/2002
-150
5.89
10/22/2002
-1575
5.75




10/24/2002
-200
5.75




* Shares from 10/07 were transferred into our firm.
       The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting  more than 5% of the Shares
outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of CLM Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.











































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.


December 10, 2002 			     By:________________________
          Date						   Signature
					          George W. Karpus, President
          Name/Title